June 15, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant

100 F Street, NE

Washington, D.C. 20549

Re:	Isis Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2006
File No. 000-19125

Dear Mr. Rosenburg:

Pursuant to my conversation with Amy Bruckner, Staff Accountant, we respectfully request a one week extension to file our responses to your letter dated June 1, 2007. Accordingly, we will file our responses by June 22, 2007.

Should you have any questions regarding our request, please contact me at (760) 603-2492.

Sincerely,

/s/ Elizabeth L. Hougen
Elizabeth L. Hougen
Vice President, Finance and Chief Accounting Officer

cc:	B. Lynne Parshall, Esq.
Grantland E. Bryce, Esq.